NOTICE OF THE ANNUAL

MEETING OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

OF

PEAK FINTECH GROUP INC.

This information is provided in connection with the solicitation by the management of Peak Fintech Group Inc. of proxies to be voted at the Annual Meeting of the shareholders to be held by video conference on June 30, 2021 at Peak Fintech Group Inc., 550 Sherbrooke West, West Tower, suite 265, Montreal, Quebec, H3A 1B9 at 2:00 PM (Montreal time).

NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that an Annual Meeting (the "Meeting") of the holders of common shares (the "Shares") of Peak Fintech Group Inc. (the "Corporation") will be held on June 30, 2021 at Peak Fintech Group Inc.'s offices located at 550 Sherbrooke West, West Tower, suite 265, Montreal, Quebec, H3A 1B9 at 2:00 PM (Montreal time), for the following purposes:

1. To receive and consider the audited financial statements of the Corporation for the year ended December 31, 2020 and the report of the auditors thereon;

2. To elect the directors of the Corporation for the ensuing year;

3. To appoint Raymond Chabot Grant Thornton LLP, as auditors of the Corporation for the ensuing year and to authorize the directors to fix their remuneration;

4. To transact such other business as may properly come before the Meeting or any adjournment thereof.

Notice is also hereby given that the Board of directors (the "Board" or the "Board of directors") of the Corporation has fixed the record date for the Meeting at the close of business on May 28, 2021. The management information circular and the instrument of proxy for the Meeting are appended to the present Notice of Meeting. Shareholders may exercise their rights by attending the Meeting or by completing an instrument of proxy (the "Proxy"). Your Shares will be voted in accordance with your instructions as indicated on the Proxy. If you will not attend the Meeting in person, kindly complete and return the enclosed form of proxy to the transfer agent, AST Trust Company (AST), 1 Toronto Street, Suite 1200, Toronto, Ontario, M5C 2V6, in the envelope provided. In order to be valid, the proxy must be in the hands of AST no later than forty-eight hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, or any adjournment thereof, or sent by facsimile at 1-866-781-3111 (toll-free in North America) or (416) 368-2502 by 2:00 PM (Montreal time), at the latest, two business days before the Meeting, or any adjournment thereof; or unless it is delivered to the Chairman of the Meeting prior to the commencement of the Meeting, or any adjournment thereof. A person appointed as Proxy need not be a shareholder of the Corporation.

Due to the current COVID-19 pandemic and physical distancing rules applicable within the Province of Quebec, the Corporation will hold its 2021 AGM virtually, allowing shareholders to attend the meeting while also protecting the health of everyone. However, note that the corporation can not accept voting via the meeting's electronic platform. Therefore, no votes will be accepted at the webcast meeting and presence through the webcast medium will not, by itself without a proxy having been returned as described herein, be counted for the purposes of quorum, or voting. It is therefore highly recommended that shareholders who wish to ensure that their common shares will be voted, must complete, date and execute the enclosed form of proxy, or another suitable form of proxy, and deliver it by hand, by mail or by fax in accordance with the instructions set out in the form of proxy and in the circular.

PRIOR REGISTRATION TO THE MEETING IS REQUIRED. TO CONFIRM YOUR ATTENDANCE, PLEASE COMPLETE THE REGISTRATION FORM AVAILABLE AT: https://tinyurl.com/Peak2021agm

Once your registration has been approved, you will receive an email with a link to the meeting. If you experience difficulties by clicking the link, please copy and paste the link in your browser. A virtual meeting account is required to enter the meeting through a Web based application. The registration confirmation email also contains a conference call number, which you can use to access the meeting with your phone.

SIGNED at Montréal, Quebec, on May 27, 2021

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Johnson Joseph

Johnson Joseph, President & CEO

DEAR SHAREHOLDERS,

We invite you to attend Peak Fintech Group Inc.'s, Annual Meeting of Shareholders to be held on June 30, 2021 at Peak Fintech Group Inc.'s offices located at 550 Sherbrooke West, West Tower, suite 265, Montreal, Quebec, H3A 1B9 at 2:00 PM

This Management Information Circular describes the business to be conducted at the meeting and provides key information on corporate governance matters.

Following the business of the meeting, you will have the opportunity to hear about Peak Fintech Group Inc.'s 2020 performance and management's plans going forward. You will also be able to meet and ask questions to the Board of directors, management and the representative from the Corporation's Auditor.

Your vote is important so please review carefully the voting details on pages 4, 5 and 6 of this Management Information Circular.

We hope you will join us.

Sincerely,

/s/ Charles-André Tessier

Charles-André Tessier

Chair of the Board

Corporate headquarters:

Peak Fintech Group Inc.
550, Sherbrooke W
West tower, Suite 265
Montreal, QC, H3A 1B9
Tel : (514) 340-7775
Fax: (514) 340-2228

MANAGEMENT PROXY CIRCULAR

This management information circular dated May 27, 2020, is furnished to the holders of common shares (the "Shares") (the "Shareholder(s)") of PEAK FINTECH GROUP INC. (the "Corporation") in connection with the solicitation of proxies by and on behalf of management of the Corporation (the "Information Circular") for use at the Annual Meeting of shareholders (the "Meeting") to be held on June 30, 2021, at Peak Fintech Group Inc.'s offices located at 550 Sherbrooke West, West Tower, suite 265, Montreal, Quebec, H3A 1B9 at 2:00 PM (Montreal time)

This Information Circular is being mailed by the Management of the Corporation to Shareholders of record on May 28, 2021, which is the date that has been fixed by the directors of the Corporation as the record date (the "Record Date") to determine the Shareholders who are entitled to receive notice of the Meeting. Only holders of Shares as of the Record Date are entitled to receive notice of the Meeting. Shareholders as of the Record Date will be entitled to vote their Shares at the Meeting, unless the shareholder transfers his/her Shares after the Record Date, in which case the transferee of those Shares will be entitled to vote such Shares at the Meeting if the transferee establishes that he/she owns the Shares and demands, no later than ten (10) days before the Meeting, that the transferee's name be included in the list of shareholders entitled to vote at the Meeting.

The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by the directors, executive officers and employees of the Corporation. The Corporation does not reimburse shareholders, nominees or agents for the cost incurred in obtaining authorization to execute forms of proxy, except that the Corporation has requested brokers and nominees who hold stock in their respective names to furnish this proxy material to their customers, and the Corporation will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Corporation.

Under the Corporation's by-laws, a quorum for the transaction of business at any meeting of Shareholders shall be at least two persons present in person or represented by proxy holding or representing not less than 5% of the Shares entitled to be voted at the meeting. If a quorum is present at the opening of the Meeting, the Shareholders present may proceed with the business of the Meeting notwithstanding that a quorum is not present throughout the Meeting. If a quorum is not present at the opening of the Meeting, the Shareholders present may adjourn the Meeting to a fixed time and place but may not transact any other business.

WHO CAN VOTE & ATTEND THE MEETING

All Shareholders of the Corporation are entitled to vote at the Meeting, provided that the appropriate procedure is followed as it may differ for registered and non-registered Shareholders. Voting will be by a show of hands, each Shareholder having one vote, unless a poll is requested or required, in which case each Shareholder is entitled to one vote for each Share. In order to approve a motion proposed at the Meeting, a majority of greater than 50% of the votes cast will be required (an "ordinary resolution") unless the motion requires a special resolution in which case a majority of 2/3 of the votes cast will be required (a "special resolution"). At the date of this Information Circular, there are 131,950,341 Shares issued and outstanding.

HOW TO VOTE

Registered Shareholders

Registered Shareholders hold Shares that are registered directly in their name. If you are a registered Shareholder, you may vote by proxy, in person at the meeting or by appointing another person, your proxy holder, to vote for you as explained below under "Voting by proxy". To vote your shares in person at the meeting do not complete or return the proxy form as your vote will be taken at the meeting. When you arrive at the meeting, please register at the desk with the transfer agent, AST Trust Company.

Non-registered Shareholders

Non-registered Shareholders hold Shares that are registered in the name of an intermediary, such as a bank, broker or trust company. If you are a non-registered Shareholder, you may vote your Shares through your intermediary or in person at the meeting. To vote your Shares through your intermediary, you should follow the instructions in the form provided by your intermediary. Please also refer to the section ''Advice to beneficial Shareholders''.

Voting by Proxy and revocation of Proxy

The persons named as proxy holders in the enclosed Form of Proxy were designated by the directors of the Corporation (the "Designated Persons").

A Shareholder has the right to appoint a person or corporation (who need not be a Shareholder) to attend and to act for and on behalf of that Shareholder at the Meeting, other than the Designated Persons in the enclosed Form of Proxy. To exercise this right, the Shareholder may do so by inserting the name of such other person on the Form of Proxy in the space provided.

In order to be voted, the completed Form of Proxy must be received by AST Trust Company at least 48 hours, excluding Saturdays, Sundays and holidays, prior to the Meeting date or an adjournment of the Meeting, or by the Chairman of the Meeting on the date of the Meeting.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder's attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer, or attorney-in-fact for the corporation. If a Form of Proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarial copy thereof, should accompany the Form of Proxy. A Shareholder who has given a proxy may revoke it at any time, before it is exercised, by an instrument in writing: (a) executed by that Shareholder or by that Shareholder's attorney- in-fact authorized in writing or, in the case where that Shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Corporation at 550 Sherbrooke West, West Tower, Suite 265, Montreal, Québec H3A 1B9 at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening date thereof, or (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening date thereof; or (iii) in any other manner provided by law. Also, a proxy will automatically be revoked by either: (i) attendance at the Meeting and participation in a poll (ballot) by a Shareholder; or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

If the Shareholder gives instructions to the proxy holder on how to vote such Shares, the proxy holder must follow them. If the Shareholder does not provide the proxy holder with voting instructions, the proxy holder will vote such Shares as he sees fit. In the Absence of any instructions, the Designated Persons on the proxy form will cast the Shareholder's vote on any poll (ballot) for the approval of all the items set out in the Form of Proxy, except for other matters which may come before the Meeting. The enclosed Form of Proxy confers discretionary authority upon the persons named therein with respect to other matters, which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Corporation knew of no such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from or withholding of the voting of Shares on any matter, the Shares which are the subject of the abstention or withholding ("non-voted shares") will be counted for determination of a quorum but will not be counted as affirmative or negative on the matter to be voted upon.

No person has been authorized to give any information or to make any representation other than those contained in this Information Circular in connection with the solicitation of proxies and, if given or made, such information or representations must not be relied upon as having been authorized by the Corporation. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

Advice to beneficial Shareholders

Only registered Shareholders or duly appointed proxy holders are permitted to vote at the Meeting. Most Shareholders of the Corporation are "non-registered" or "beneficial" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "Beneficial Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Beneficial Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS") of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for distribution to Beneficial Holders. Intermediaries are required to forward the Meeting Materials to Beneficial Holders unless a Beneficial Holder has waived the right to receive them. Generally, Beneficial Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Beneficial Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Beneficial Holder when submitting the proxy. In this case, the Beneficial Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Corporation's transfer agent as provided above; or

(b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Beneficial Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one-page pre- printed form. Sometimes, instead of the one-page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Beneficial Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Beneficial Holders to direct the voting of the shares which they beneficially own. Should a Beneficial Holder who receives one of the above forms wish to vote at the Meeting in person, the Beneficial Holder should strike out the names of the Management Proxy holders named in the form and insert the Beneficial Holder's name in the blank space provided. In either case, Beneficial Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director, proposed director or executive officer of the Corporation, none of the persons who have been directors or executive officers of the Corporation since the commencement of the Corporation's last completed financial year, none of the other insiders of the Corporation and no associate or affiliate of any of the foregoing persons has any substantial interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting or as otherwise specifically discussed in this Information Circular.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue unlimited Shares without par value, of which 131,950,341 were issued and outstanding as of the date of this information circular. The Corporation has no other class of voting securities. Provided they are present in person or by proxy, holders of Shares as of the Record Date are entitled to vote, one vote for each Share held, at the Meeting.

To the knowledge of the directors and senior officers of the Corporation as of the date of the Information Circular, there are no persons that, individually or together with other persons, beneficially own, directly or indirectly, or exercise control or direction over, greater than 10% of the voting rights attached to any class of voting securities of the Corporation.

At the date hereof, the directors and the designated executive officer were, as a group, directly or indirectly the beneficial owners of 6,007,849 shares representing 4,6% of the currently issued and outstanding Shares.

ELECTION OF DIRECTORS

Directors of the Corporation are elected for a term of one year. Each director elected will hold office until the next Annual meeting or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated in accordance with the articles of the Corporation or he or she becomes disqualified to act as a director. Management of the Corporation proposes to nominate each of the following six (6) persons for election as a director and recommends that Shareholders vote IN FAVOUR of the nominees for election as directors. Unless you give other instructions, the persons named in the enclosed Form of Proxy intend to vote FOR the election of the five nominees as directors of the Corporation for the ensuing year.

The following table relating to the nominees for directors is based partly on the Corporation's records and partly on information received by the Corporation from said nominees. It sets forth the province and country of residence of each of the persons proposed, his/her principal occupation at present, all other positions and offices in the Corporation held by him or her, the date on which he/she was first elected or appointed a director, the number of Shares of the Corporation beneficially owned by him or her, directly or indirectly, or over which control or direction is exercised by him or her.

Name, Province and Country of Residence and Positions Held with the Corporation	Present Principal Occupation and for past 5 years	Shares Owned (1)

Dana Ades-Landy
Montreal, QC, Canada
Director since 01/28/2021 No attendance since she was not a Board member in 2020

Chair of Governance and Nomination Committee,

Member of Audit Committee & Human Capital and

Compensation Committee

	Dana has 25+ years of experience in strategic development and governance in the banking and financial services sector, currently holding a position with the National Bank of Canada. Prior to that she has held senior positions at KPMG, Laurentian Bank of Canada and Scotiabank before serving as CEO of the Quebec chapter of the Heart and Stroke Foundation of Canada. Ms. Ades-Landy is a well-known advocate for the advancement of women in business, acting as the President and Chair of the Financial Women's Association of Quebec for 10 years, named one of Canada's Top 100 Most Powerful Women in 2007 and 2009. Ms. Ades-Landy sits on the board of several high-profile organizations, including Alithya Group Inc., a leader in digital transformation and strategy, and BFL Insurance, the largest private insurance brokerage in Canada. Ms. Ades-Landy holds a Bachelor of Science degree from McGill University and a Master of Business Administration in Finance from Concordia University.	NIL

Mark Dumas Great Falls VA, USA Director since 02/27/2014 Meeting attendance: 11/11 Member of the Audit Committee Chair of Human Capital and Compensation Committee, Member of Audit Committee	Mark Dumas is an experienced executive and entrepreneur, having founded and been a key part of several companies and organizations. Mark is currently Chief Strategy Officer at Culmen International, a private equity backed multinational corporation which has grown significantly since Culmen hired Mark through its acquisition of a subsidiary of one of Mark's companies. Prior to Culmen, Mark founded, grew, and sold PlanetRisk (2014-2018), which provided solutions for commercial and government customers such as Apple and Starbucks to forecast and manage security risk. Prior to PlanetRisk, Mark was a key part of the Corporate Development team as a Vice President at then NASDAQ-listed GeoEye (2010-2013) where he played an active role in M&A. Prior to GeoEye, Mark founded, grew, and sold SPADAC (2002-2010), which was a technical sciences company that developed machine learning solutions and provided services to forecast risks and threats for the US Government. SPADAC paced the Inc.500 for several years of rapid growth. Since its founding in 2016, Mark has been the Managing Director of Riverbend Capital 96, a venture capital firm. Mark is a seasoned M&A executive on buy side, sell side, and general fundraising, and has been a part of over 45 M&A deals and counting. Mark holds 2 patents and 1 pending patent, is a Distinguished Fellow from the Bagley College of Engineering at Mississippi State University, where he graduated with a Bachelor of Science degree in Electrical Engineering.	651,540
Johnson Joseph, Montreal, QC, Canada CEO & Director since 02/08/2011 Meeting Attendance: 11/11	Mr. Joseph has been the President and CEO of Peak Fintech since 2011. During that time he helped successfully guide the company through a number of challenging periods by being able to adapt and adjust the company's business model to changing and difficult market conditions. Most notably, he led the company's transition from being a software development company to an asset management company, and from a focus on ecommerce to the Chinese Fintech and financial services sectors. His vision of giving Canadian investors a well-managed and trustworthy vehicle to participate in some of China's most promising tech sector opportunities is now the driving force behind Peak's operations. Prior to becoming Peak's CEO, Mr. Joseph spent 8 years in the financial services industry as an advisor with Investors Group, one of Canada's largest mutual fund and asset management companies. Mr. Joseph holds an MBA in Information Technology from HEC Montreal (formerly École des hautes études commerciales) and a Bachelor's degree in Finance from Texas Tech University.	817,011
Michael Pesner Montreal, QC, Canada Director since 08/07/2020 Meeting Attendance: 4/4 Chair of Audit Committee, Member of Governance and Nomination Committee & Human Capital and Compensation Committee	Michael is President of Hermitage Canada Finance Inc., a company he founded in 2002 that provides financial advisory, mergers and acquisitions as well as financial advisory services to public and private corporations in diverse industries. Prior to that, he spent 26 years at KPMG and predecessor firms where he accumulated a considerable amount of experience in financial management, corporate governance, and investment banking, including M&A transactions as well as debt and equity financing. His past and present directorship experience includes KPMG, David's Tea, Fonds Régional de Montréal, FTQ, Well.ca, Le Château, SAQ (Société des alcools du Québec) and Wallbridge Mining to name just a few. His roles in various capacities including Lead Director, Audit Committee Chair, and Governance Committee Chair at such high- profile organizations earned him the distinction of being named as one of Quebec's Top 10 Corporate Directors in Montreal's Les Affaires newspaper.	150,000
Liang Qiu Montreal, QC, Canada Director since 06/23/2017 Meeting Attendance: 7/11 CEO, Peak Group China	Following a successful entrepreneurial career in Montreal as Founder and CEO of Ollwin International Limited, an e-commerce and IT solution service provider, Mr. Qiu moved to Wuxi, China in 2008 where he co-founded LongKey Software Technology ("LongKey"). Working in partnership with some of China's largest telecoms and financial institutions, LongKey provides affordable cloud-based Software as a Service (SaaS) business management applications to small and medium size businesses. Mr. Qiu served as LongKey's CTO from the date the company was created until he accepted the position of CEO of the Peak Group in China in 2016. In his role as CEO of Peak Group China, Mr. Qiu is responsible for the overall execution of the company's strategic plan in China, both from a technological development and business development standpoint. He also serves as the main liaison between Peak and all of Peak's Chinese subsidiaries. Mr. Qiu holds a Master's degree in Computer Science from McGill University.	3,821,000

Charles-André Tessier, Outremont, QC, Canada Director and Chairman of the Board since 02/08/2011 Meeting Attendance: 11/11 Member of Governance and Nomination Committee

Mr. Tessier has actively practiced business law from 1980 until 2020, and  remains business advisor and corporate director. Mr. Tessier has worked mainly in the IT, telecom and manufacturing sectors. As an officer at DMR Group Inc. (now Fujitsu Consulting), BioChem Pharma, R3D Consulting Inc. and 20-20 Technologies Inc. and a former partner at BCF Business Lawyers, he supports and provides counselling to senior management as well as he plays a significant role in the elaboration and implementation of these companies' and clients' business and strategic plans. Mr. Tessier has served on the board of directors of a number of private and public companies and non- profit organizations. Mr. Tessier is a former president of the Quebec Association of Secretaries and General Counsels and has sat on the Executive Committee of the Association of Canadian General Counsel. Mr. Tessier holds a civil law degree and a bachelor degree in administration from the University of Ottawa. He was a member of the Barreau du Québec and he has received the ICP.D title from the Institute of Corporate Directors in 2015.

131,498

Footnote:

(1) The approximate number of shares of the Corporation carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as of May 27, 2021. This information is not within the knowledge of the management of the Corporation and has been furnished by the respective individuals, or has been extracted from the register of shareholdings maintained by the Corporation's transfer agent or from insider reports filed by the individuals and available through the Internet at www.sedi.ca. This amount includes any shares owned by personal holding companies of the director.

Corporate Cease Trade Orders or Bankruptcy

Except as stated below, at the date of this Information Circular, no proposed nominee for election as a director of the Corporation is, or has been, within ten years before the date of this Information Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity:

(a) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b) was subject to an event that resulted, after the director or executive officer ceased to be director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period or more than 30 consecutive days; or

(c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Johnson Joseph and Charles-André Tessier, as directors of the Company, were subject to a Management Cease Trade Order (the "MCTO") issued on May 1, 2013 by the Autorité des marchés financiers as a result of the Company's failure to file its 2012 Annual Disclosure Documents within the prescribed time to do so. The Company filed its 2012 Annual Disclosure Documents on May 31, 2013 and the MCTO was revoked by the Autorité des marchés financiers on June 6, 2013.

On May 25, 2011, Michael Pesner resigned from the board of directors of Prestige Telecom Inc. In November 2011, Prestige Telecom Inc. filed a notice of intention to file a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada). On March 29, 2012, Prestige Telecom Inc. received a final order from the Court approving the proposal, which had been approved at the meeting of creditors which took place on March 6, 2012.

On June 3, 2015, Mr. Pesner resigned from the board of directors of Liquid Nutrition Group Inc. On June 12, 2015, June 24, 2015 and September 23, 2015, certain securities commissions issued cease trade orders against Liquid Nutrition Group Inc. for default of filing its interim financial statements and management's discussion and analysis for the interim period ended March 31, 2015.

On January 31, 2017, a security commission issued a management cease trade order against Quest Rare Minerals Ltd., which cease trade order was revoked on March 14, 2017. On July 5, 2017, Quest Rare Minerals Ltd. filed a notice of intention to make a proposal under the Bankruptcy and Insolvency Act (Canada). On March 2, 2018, the court approved and homologated the proposal dated January 3, 2018, as amended on January 11, 2018, which was accepted at the meeting of creditors held on January 24, 2018. Mr. Pesner resigned from the board of directors of Quest Rare Minerals Ltd. on April 4, 2018.

Mr. Pesner is a director of Le Château Inc. ("Le Château"). On October 23, 2020, Le Château obtained an Initial Order pursuant to the Companies' Creditors Arrangement Act (CCAA) to proceed with the orderly liquidation of its assets and wind down of its operations. On December 17, 2020, in accordance with its extended powers set out in the CCAA orders, the Court granted a Receivership order on a limited portion of Le Château's assets for the sole purpose of allowing employees of Le Château to benefit from those payments provided under the Wage Earner Protection Program Act (WEPPA). On January 11, 2021, Le Château received a failure-to file cease trade order issued by the Autorité des marchés financiers as a result of Le Château's delay in the filing of its unaudited interim financial statements, management's discussion and analysis and related CEO and CFO certifications for the three and nine month periods ended October 24, 2020.

Penalties or Sanctions

At the date of this Information Circular, no proposed nominee for election as a director of the Corporation is, or has been, subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely to be considered important to a reasonable investor making an investment decision.

Personal Bankruptcy

At the date of this Information Circular, no proposed nominee for election as a director of the Company has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Conflicts of Interest

The directors of the Corporation are required by law to act honestly and in good faith with a view to the best interest of the Corporation and to disclose any interests which they may have in any project or opportunity of the Corporation. If a conflict of interest arises at a meeting of the Board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Corporation will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Corporation may be exposed and its financial position at that time. Except as disclosed in this Information Circular, to the best of the Corporation's knowledge, there are no known existing or potential conflicts of interest among the Corporation and its promoters, directors, officers or other members of management as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other public or private companies, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of such other companies.

APPOINTMENT OF AUDITOR

The auditors of the Corporation are Raymond Chabot Grant Thornton LLP. Management proposes that Raymond Chabot Grant Thornton LLP, be appointed until the next annual meeting of shareholders at the remuneration to be fixed by the directors. To be effective, an ordinary resolution appointing the auditors as aforesaid must be approved by a majority of the votes cast at the Meeting. The Corporation's management recommends that Shareholders vote IN FAVOUR of the proposed auditors. Unless you give other instructions, the persons named in the enclosed form of proxy intend to vote FOR the appointment of Raymond Chabot Grant Thornton LLP, as auditors of the Corporation for the ensuing year.

OTHER MATTERS

Management of the Corporation is not aware of any other matter to come before the Meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Form of Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

STATEMENT OF EXECUTIVE COMPENSATION

GENERAL

All direct and indirect compensation provided to certain executive officers and directors for or in connection with, the services they have provided are disclosed in this section. The objective of this disclosure is to communicate the compensation the Corporation paid or otherwise granted to management and directors for the financial year ended December 31, 2020 and provide insight into executive compensation as a key aspect of the overall stewardship and governance of the Corporation to help Shareholders understand how decisions about executive compensation are made. Additional information is provided in the section CORPORATE GOVERNANCE. The following terms have the meaning defined below:

"CEO" means an individual who acted as chief executive officer of the Corporation, or acted in a similar capacity, for any part of the most recently completed financial year;

"CFO" means an individual who acted as chief financial officer of the Corporation, or acted in a similar capacity, for any part of the most recently completed financial year;

"closing market price" means the price at which the Corporation's security was last sold, on the applicable date, (i) in the security's principal marketplace in Canada, or (ii) if the security is not listed or quoted on a marketplace in Canada, in the security's principal marketplace;

"equity incentive plan" means an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of IFRS 2 Share-based Payment;

"grant date" means a date determined for financial statement reporting purposes under IFRS 2 Share-based Payment;

"incentive plan" means any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period;

"incentive plan award" means compensation awarded, earned, paid, or payable under an incentive plan;

"NEO" or "named executive officer" means each of the following individuals:

(i) a CEO;

(ii) a CFO;

(iii) each of the three most highly compensated executive officers of the Corporation, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) for that financial year; and

(iv) each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Corporation, nor acting in a similar capacity, at the end of that financial year;

"non-equity incentive plan" means an incentive plan or portion of an incentive plan that is not an equity incentive plan;

"option-based award" means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;

"plan" includes any plan, contract, authorization, or arrangement, whether or not set out in any formal document, where cash, securities, similar instruments or any other property may be received, whether for one or more persons;

"replacement grant" means an option that a reasonable person would consider to be granted in relation to a prior or potential cancellation of an option;

"repricing" means, in relation to an option, adjusting or amending the exercise or base price of the option, but excludes any adjustment or amendment that equally affects all holders of the class of securities underlying the option and occurs through the operation of a formula or mechanism in, or applicable to, the option;

"share-based award" means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

COMPENSATION DISCUSSION AND ANALYSIS

The Board's primary goal is to attract and retain quality and experienced people which are critical to the success of the Corporation and the implementation of its development strategy. However, the Board recognizes that the Corporation is not yet cash flow positive and it must therefore carefully review and consider management and director compensation as it may have an important impact on the Corporation's development. The Board takes into consideration the dilutive effect compensation may have on its shareholders as the Corporation must rely on external financing.

Executive compensation is comprised of three elements: base fee or salary, short-term incentive compensation (annual cash bonuses) and long-term incentive compensation (share purchase options). The Board reviews all three components in assessing the compensation of individual executive officers. In the short term, the Board's aim is to strike a balance by including "pay-for-performance" elements which supports the Corporation's commitment to delivering strong performance for the Shareholders. Base salaries or fees and bonuses are intended to provide current compensation and a short-term incentive for executive officer's to meet the Corporation's goals, as well as to remain competitive with the industry. Base salaries or fees are compensation for job responsibilities and reflect the level of skill, expertise and capabilities demonstrated by the executive officers. Executive officers are also eligible to receive discretionary bonuses as determined by the Board based on each officer's responsibilities, his/her achievement of corporate objectives and the Corporation's financial performance. Cash bonuses are intended to reward the executive officers for meeting or exceeding the individual and corporate performance objectives set by the Board.

Stock options are an important part of the Corporation's long-term incentive strategy for its NEO's permitting them to participate in any appreciation of the market value of the Corporation's shares over a stated period of time, and is intended to reinforce commitment to long-term growth and shareholder value. Stock options reward overall corporate performance as measured through the price of the Corporation's shares and enables executives to acquire and maintain a significant ownership position in the Corporation. The Board recognizes the importance of proper utilization of stock options but also recognizes the dilutive effect it may have, long term on the shareholders of the Corporation and has therefore decided to keep a tight control on the granting of stock options.

The Board will review on an annual basis the corporate goals and objectives relevant to executive compensation, evaluate each executive officer's performance in light of those goals and objectives and set the executive officer's compensation level based, in part, on this evaluation. The Board will also take into consideration the Corporation's overall performance, shareholder returns, the value of similar incentive awards to executive officers at comparable companies and the awards given to executive officers in past years.

To this date, the process for determining executive compensation has been Board discussions. Management directors are required to abstain from voting in respect of their own compensation thereby providing the independent members of the Board with considerable input with respect to executive compensation. The Human Capital and Compensation Committee has been mandated by the Board to proceed to a benchmark study and review of the compensation of the NEO's and which is currently on-going. The Board has not established performance goals using specific measures such as share performance or earnings per share. The Board may do so in the future.

The Board has decided to proceed to a formal review of its compensation packages, including considering the implications of the risks associated with the Corporation's compensation policies and practices to evaluate if such compensation policies and practices could be encouraging inappropriate risk taking by the executive officers. This specific risk analysis responsibility is now set forth in the Audit and Risk Management Charter, while the compensation recommendations to the Board are governed by the Human Capital and Compensation Committee Charter. As part of the currently on-going benchmark study and review of the compensation of the NEO's, the Board and the two committees referred above are currently undergoing such risk analysis.

Option based awards

Executive officers of the Corporation, as well as directors, employees and consultants, are eligible to participate in the Corporation's stock option plan (the "Stock Option Plan") to receive grants of stock options. Individual stock options are granted by the Board as a whole and the size of the options is dependent on, among other things, each officer's level of responsibility, authority and importance to the Corporation and the degree to which such officer's long term contribution to the Corporation will be crucial to its long-term success.

Stock options are normally granted by the Board when an executive officer or employee first joins the Corporation based on his level of responsibility within the Corporation or in the case of stock options awarded to consultants, upon recommendation by the CEO. Additional grants may be made periodically to ensure that the number of options granted to any particular officer is commensurate with the officer's level of ongoing responsibility within the Corporation. The Board also evaluates the number of options an officer has been granted, the exercise price of the options and the term remaining on those options when considering further grants. Options are usually priced at the closing trading price of the Corporation's shares on the business day immediately preceding the date of grant. The current policy of the Board is that options for directors, executive officers and employees expire five years from the date of grant and are vested over a two-year period.

Compensation governance

Given the Corporation's current high growth of its business and its business plans, the Board of directors has, in the second half of 2020, started an in-depth review and revamp of its corporate governance, which includes the compensation packages of its executives and directors to ensure that such arrangements reflect the responsibilities and risks associated with each position. Formal policies are yet to be finalized and adopted by the Board. Please refer to section Corporate Governance below for more information on this matter. The Board, composed of six directors, four of whom are independent, with various backgrounds and relevant expertise, believes the current compensation governance process to be appropriate for the Corporation at this time and that, for the future, the expected deliverables of its governance review exercise will improve this process.

SUMMARY COMPENSATION TABLE

The following table sets out certain information respecting the compensation paid to each of the Corporation's NEOs during the three most recently completed financial years, including the most recently completed financial year ended December 31, 2020.

Name and principal position	Year	Salary $	Share based Awards	Option Based Awards (1)(2)	Non-equity incentive plan compensation		Pension Value	All other Compens ation ($) (3)	Total Compensation ($)
					Annual Incentive Plans	Long-Term Incentive Plans
Johnson Joseph, President and CEO of Peak Fintech Group Inc. as of February 8, 2011	2018	117,000	Nil	145,344	Nil	Nil	Nil	Nil	262,344
	2019	117,000	Nil	92,551	Nil	Nil	Nil	Nil	209,551
	2020	141,019	Nil	106,739	50,000	Nil	Nil	Nil	297,758
Laval Bolduc, CFO, for January 2018	2018	Nil	Nil	3,152	Nil	Nil	Nil	17,550	20,702
Jean Landreville, CFO of Peak Fintech Group Inc.as of January 31, 2018	2018	125,000	Nil	18,153	25,000	Nil	Nil	Nil	168,153
	2019	125,000	Nil	46,795	25,000	Nil	Nil	Nil	196,795
	2020	145,692	Nil	84,169	50,000	Nil	Nil	Nil	279,861
Liang Qiu, CEO of Peak Group China as of June 2016	2017	60,000	Nil	237,268	Nil	Nil	Nil	Nil	297,268
	2018	60,000	Nil	104,601	Nil	Nil	Nil	Nil	164,601
	2019	60,000	Nil	63,391	Nil	Nil	Nil	Nil	123,391
	2020	70,000	Nil	89,676	50,000	Nil	Nil	Nil	209,676

Notes:

(1) Refer to options granted under the Stock Option Plan. See "Incentive Plans Awards" below.

(2) The Corporation used the Black & Scholes pricing model to estimate fair value of the share purchase options at the date of the grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility between 98% and 140%, a risk free interest rate between 0.37% and 1.90% and an expected life of five (5) years. Changes in these assumptions can materially affect the value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Corporation's share purchase options.

(3) Laval Bolduc was paid in management fees for the month of January 2018.

Officers who also act as directors

None of the NEO's who are also directors of the Corporation received any compensation for services relating to their role as directors.

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth particulars of all option-based and share-based awards outstanding for each NEO at December 31, 2020:

	Option-based Awards				Share-based Awards
Name	Number of Securities underlying unexercised options (#)	Option exercise price ($)	Option Expiration Date	Value of unexercised in- the-money- options ($) (1)	Number of shares or units of shares that have not vested (#) (2)	Market or payout value of share awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
CEO, Johnson	200,000	0.85	July 8, 2021	158,000	Nil	Nil	Nil
Joseph	250,000	1.05	June 1, 2022	147,500	Nil	Nil	Nil
	115,000	0.80	December 15, 2022	96,600	Nil	Nil	Nil
	220,000	0.50	June 5, 2023	250,800	Nil	Nil	Nil
	250,000	0.50	May 27, 2024	285,000	Nil	Nil	Nil
	402,000	0.50	June 11, 2025	458,280	Nil	Nil	Nil
	500,000	0.75	October 28, 2025	445,000	Nil	Nil	Nil
CFO, Jean	37,500	0.55	November 27, 2022	40,875	Nil	Nil	Nil
Landreville	37,500	0.50	June 5, 2023	42,750	Nil	Nil	Nil
	75,000	0.50	November 28,2023	85,500	Nil	Nil	Nil
	105,000	0.50	May 27, 2024	119,700	Nil	Nil	Nil
	310,000	0.50	June 11, 2025	353,400	Nil	Nil	Nil
	500,000	0.75	October 28, 2025	445,000	Nil	Nil	Nil
CEO Peak	500,000	0.85	July 7, 2021	395,000	Nil	Nil	Nil
Group China,	100,000	1.05	June 1, 2022	59,000	Nil	Nil	Nil
Liang Qiu	177,500	0.80	December 15, 2022	149,100	Nil	Nil	Nil
	175,000	0.50	June 5, 2023	199,500	Nil	Nil	Nil
	180,000	0.50	May 27, 2024	205,200	Nil	Nil	Nil
	303,200	0.50	June 11, 2025	345,648	Nil	Nil	Nil
	500,000	0.75	October 28, 2025	445,000	Nil	Nil	Nil

(1) Based on the difference between the closing price of the common shares of the Corporation on the Exchange on December 31, 2020 of $1.64, and the stock option exercise price, multiplied by the number of common shares under option. As at December 31, 2020 the exercise price of these stock options was equal, lower or higher than the closing price of the Corporation's shares.

(2) The Corporation has not granted any share-based awards.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth particulars of the value of option-based awards and share-based awards which vested during the year ended December 31, 2020, and the value of non-equity incentive plan compensation earned during the year ended December 31, 2020 for each NEO:

Name	Option-based awards-Value vested during the year ($) (1)	Share awards - Value during the year on vesting ($) (2)	Non-equity incentive plan compensation-Pay-out during the year ($) (3)
CEO, Johnson Joseph	Nil	N/A	50,000
CFO, Jean Landreville	45,300	N/A	50,000
CEO AST, Liang Qiu	Nil	N/A	50,000

(1) This amount is the aggregate dollar value that would have been realized if the options under option based awards had been exercised on the vesting date. It is determined by the difference between the exercise price of the option and the market price on the date of vesting. If the option was not-in-the-money then a NIL value was assigned.

(2) The Corporation has not granted any share-based awards.

(3) The Corporation did not pay any non-equity incentive plan compensation during the year ended December 31, 2020.

Discussion

The only Incentive Plan Awards are Option Based Awards. Stock Options granted to NEOs vest as follows:

Eight (8) months	Sixteen (16) months	Twenty-four (24)
from date of grant	from date of grant	months
		from date of grant
25%	35%	40%

For the Options issued in the year 2018, the following table applies:

Name	Options vesting
	February 5, 2019	October 5,2019	June 5,2020	Total
CEO, Johnson Joseph	55,000	77,000	88,000	220,000
CFO, Jean Landreville	9,375	13,125	15,000	37,500
CEO AST, Liang Qiu	43,750	61,250	70,000	175,000

For the Options issued in the year 2019, the following table applies:

Name	Options vesting						Total
	July 28, 2019	January 27, 2020	March 28, 2020	September 27, 2020	November 28, 2020	May 27, 2021
CEO, Johnson Joseph		62,500		87,500		100,000	250,000
CFO, Jean Landreville	18,750	26,250	26,250	36,750	30,000	42,000	180,000
CEO Peak Group China, Liang Qiu		45,000		63,000		72,000	180,000

For the Options issued in the year 2020, the following table applies:

Name	Options vesting						Total
	February 11, 2021	June 28, 2021	October 11, 2021	February 28, 2022	June 11, 2022	October 28, 2022
CEO, Johnson Joseph	100,500	125,000	140,700	175,000	160,800	200,000	902,000
CFO, Jean Landreville	77,500	125,000	108,500	175,000	124,000	200,000	810,000
CEO Peak Group China, Liang Qiu	75,800	125,000	106,120	175,000	121,280	200,000	803,200

PENSION PLAN BENEFITS

The Corporation does not have any pension, retirement or deferred compensation plans, including defined contribution plans.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The Named Executive Officers' employment agreement with the CFO at the time was replaced by a management fee based agreement as of May 2, 2014, which was approved by the Board. Otherwise, there are no compensatory plans, contracts or arrangements in place with the Named Executive Officers resulting from the resignation, retirement or any other termination of employment of the Named Executive Officers with the Corporation or from a change in control of the Corporation or a change in the Named Executive Officers' responsibilities following a change in control.

DIRECTOR COMPENSATION

Director Compensation Table

The following table sets forth information regarding the compensation paid to the Corporation's directors, other than directors who are also Named Executive Officers listed in the Summary Compensation Table above, during the fiscal year ended December 31, 2020.

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($) (1)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total ($)
Mark Dumas	4,167	Nil	41,264	Nil	Nil	45,431
Charles-André Tessier	5,000	Nil	48,299	Nil	Nil	53,299
Michael Pesner	4,167	Nil	44,534	Nil	Nil	48,701
TOTALS	13,334	Nil	134,097	Nil	Nil	147,431

(1) The Corporation used the Black & Scholes pricing model to estimate fair value of the share purchase options at the date of the grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility of between 98% and 140%, a risk free interest rate between 0.37% and 1.90% and an expected life of 5 years. Changes in these assumptions can materially affect the value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Corporation's share purchase options.

Share-based awards, option-based awards and non-equity incentive plan compensation

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth particulars of all option-based and share-based awards outstanding for each director, who was not a Named Executive Officer, at December 31, 2020:

	Option-based Awards				Share-based Awards
Name	Number of Securities underlying unexercised options (#)	Option exercise price ($)	Option Expiration Date	Value of unexercised in-the- money- options ($) (1)	Number of shares or units of shares that have not vested (#) (2)	Market or payout value of share awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Charles-André	110,000	0.85	July 7, 2021	86,900	Nil	Nil	Nil
Tessier	100,000	1.05	June 1, 2022	59,000	Nil	Nil	Nil
	70,000	0.50	June 5, 2023	79,800	Nil	Nil	Nil
	110,000	0.50	May 27, 2024	125,400	Nil	Nil	Nil
	174,500	0.50	June 11, 2025	198,930	Nil	Nil	Nil
	250,000	0.75	October 28, 2025	222,500	Nil	Nil	Nil
Dumas, Mark	80,000	0.85	July 7, 2021	63,200	Nil	Nil	Nil
	95,000	1.05	June 1, 2022	56,050	Nil	Nil	Nil
	65,000	0.50	June 5, 2023	74,100	Nil	Nil	Nil
	100,000	0.50	May 27, 2024	114,000	Nil	Nil	Nil
	151,300	0.50	June 11, 2025	172,482	Nil	Nil	Nil
	200,000	0.75	October 28, 2025	178,000	Nil	Nil	Nil
Michael Pesner	500,000	0.225	August 7, 2025	707,500	Nil	Nil	Nil
	300,000	0.75	October 28, 2025	267,000	Nil	Nil	Nil

(1) Based on the difference between the closing price of the common shares of the Corporation on the Exchange on December 31, 2020 of $1.64 and the stock option exercise price, multiplied by the number of common shares under option.

(2) The Corporation has not granted any share-based awards.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth particulars of the value of option-based awards and share-based awards which vested during the year ended December 31, 2020, and the value of non-equity incentive plan compensation earned during the year ended December 31, 2020 for each director of the Company who was not a Named Executive Officer:

Name	Option-based awards-Value vested during the year ($) (1)	Share awards - Value during the year on vesting ($) (2)	Non-equity incentive plan compensation-Pay-out during the year ($) (3)
Charles-André Tessier	Nil	N/A	N/A
Dumas, Mark	Nil	N/A	N/A
Michael Pesner	Nil	N/A	N/A

(1) This amount is the aggregate dollar value that would have been realized if the options under option based awards had been exercised on the vesting date. It is determined by the difference between the exercise price of the option and the market price on the date of vesting. If the option was not-in-the-money then a NIL value was assigned.

(2) The Corporation has not granted any share-based awards.

(3) The Corporation did not pay any non-equity incentive plan compensation during the year ended December 31, 2020.

Stock Options granted to directors, vest as follows:

Eight (8) months	Sixteen (16) months	Twenty-four (24)
from date of grant	from date of grant	months
		from date of grant
25%	35%	40%

The following table provides the vesting schedule applicable to Option based awards granted during the year 2020 to directors that are not NEOs.

	Vesting dates
Name of Director	February 11, 2021	June 28, 2021	October 11, 2021	February 28, 2022	June 11, 2022	October 28, 2022	Total
Mark Dumas	37,825	50,000	52,955	70,000	60,520	80,000	351,300
Charles_André Tessier	43,625	62,500	61,075	87,500	69,800	100,000	424,500
Michael Pesner	Nil	75,000	Nil	105,000	121,280	120,000	300,000

Name of Director	Vesting dates
	April 7, 2021	December 7, 2021	August 7, 2022	Total
Michael Pesner	125,000	175,000	200,000	500,000

Discussion

The compensation paid to directors of the Corporation for the fiscal year ended December 31, 2020 should have been determined on the basis of the roles and risks assumed by each director. Nevertheless, to limit any strain to the Corporations' cash flow, the Board has decided that no cash compensation would be paid to the directors. The Board may review its position in that regard in the future.

However, directors are entitled to participate in the Corporation's stock option plan, which is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term. All directors are generally granted an equal amount of stock options for a given year. For his services as Chair of the Board, Mr.

Tessier was granted an additional 200,000 stock options. For his services as Chair of the Audit Committee, Mr. Dumas was granted an additional 100,000 stock options. The Board may determine individual grants by an assessment of each individual director's current and expected future performance, level of responsibilities and the importance of his position and contribution to the Corporation. Executive officers who also act as directors of the Corporation do not receive any additional compensation for services rendered in their capacity as directors.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out particulars of the compensation plans under which equity securities of the Corporation are authorized for issuance as of December 31, 2020.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available under equity compensation plans (excluding securities reflected in column (a)
Plan Category	Incentive Stock Options	Incentive Stock Options	Incentive Stock Options
Equity compensation plans approved by security holders	8,703,500	$0.668	3,095,919
Equity compensation plans not approved by security holders	Nil	N/A	N/A
Total	8,703,500	$0.668	3,095,919

Stock Option Re-pricing

During the financial year ended December 31, 2020, no stock options were re-priced by the Corporation.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director or officer, or former director or officer of the Corporation nor any of their associates or affiliates, is, or has been at any time since the beginning of the last completed financial year, indebted to the Corporation nor has any such person been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by the Corporation

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth herein and below, or as previously disclosed, the Corporation is not aware of any material interests, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or officer, proposed nominee for election as a director or any Shareholder holding more than 10% of the voting rights attached to the Common Shares or any associate or affiliate of any of the foregoing in any transaction in the preceding financial year or any proposed or ongoing transaction of the Corporation which has or will materially affect the Corporation.

MANAGEMENT CONTRACTS

There are no management functions of the Corporation which are to any substantial degree performed by a person or company other than the directors or executive officers of the Corporation.

AUDIT COMMITTEE

National Instrument 52-110 Audit Committees of the Canadian Securities Administrators ("NI 52-110") requires the Corporation, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its Audit Committee (also known as the "Audit and Risk Management Committee" in this document) and its relationship with its independent auditor, as set forth in the following.

Charter of the Audit Committee

The Charter of the Audit Committee is annexed to this Information Circular as Appendix A.

Composition of the Audit Committee

The Audit Committee is composed as follows:

Name of members	Independent	Financially Literate	Relevant Education and Experience
Dana Ades-Landy (Note 1) committee attendance: N/A	✓	✓	Dana has 25+ years of experience in strategic development and governance in the banking and financial services sector, currently holding a position with the National Bank of Canada. Prior to that she has held senior positions at KPMG, Laurentian Bank of Canada and Scotiabank before serving as CEO, Quebec of the Heart and Stroke Foundation of Canada. Ms. Ades-Landy is a well-known advocate for the advancement of women in business, acting as the President and Chair of the Financial Women's Association of Quebec for 10 years, named one of Canada's Top 100 Most Powerful Women in 2007 and 2009. Ms. Ades-Landy sits on the board of several high-profile organizations, including Alithya Group Inc., a leader in digital transformation and strategy, and BFL Insurance, the largest private insurance brokerage in Canada. Ms. Ades-Landy holds a Bachelor of Science degree from McGill University and a Master of Business Administration in Finance from Concordia University.
Mark Dumas (Note 2) Committee attendance: 4/4	✓	✓	Mark Dumas is an experienced executive and entrepreneur, having founded and been a key part of several companies and organizations. Mark is currently Chief Strategy Officer at Culmen International, a private equity backed multinational corporation which has grown significantly since Culmen hired Mark through its acquisition of a subsidiary of one of Mark's companies. Prior to Culmen, Mark founded, grew, and sold PlanetRisk (2014-2018), which provided solutions for commercial and government customers such as Apple and Starbucks to forecast and manage security risk. Prior to PlanetRisk, Mark was a key part of the Corporate Development team as a Vice President at then NASDAQ-listed GeoEye (2010-2013) where he played an active role in M&A. Prior to GeoEye, Mark founded, grew, and sold SPADAC (2002-2010), which was a technical sciences company that developed machine learning solutions and provided services to forecast risks and threats for the US Government. SPADAC paced the Inc.500 for several years of rapid growth. Since its founding in 2016, Mark has been the Managing Director of Riverbend Capital 96, a venture capital firm. Mark is a seasoned M&A executive on buy side, sell side, and general fundraising, and has been a part of over 45 M&A deals and counting. Mark holds 2 patents and 1 pending patent, is a Distinguished Fellow from the Bagley College of Engineering at Mississippi State University, where he graduated with a Bachelor of Science degree in Electrical Engineering.

Michael Pesner (Note 3) Committee attendance: 2/2	✓	✓

Michael is President of Hermitage Canada Finance Inc., a company he founded in 2002 that provides financial advisory, mergers and acquisitions as well as financial advisory services to public and private corporations in diverse industries. Prior to that, he spent 26 years at KPMG and predecessor firms where he accumulated a considerable amount of experience in financial management, corporate governance, and investment banking, including M&A transactions as well as debt and equity financing. His past and present directorship experience includes KPMG, David's Tea, Fonds Régional de Montréal, FTQ, Well.ca, Le Château, SAQ (Société des alcools du Québec) and Wallbridge Mining to name just a few. His roles in various capacities including Lead Director, Audit Committee Chair, and Governance Committee Chair at such high- profile organizations earned him the distinction of being named as one of Quebec's Top 10 Corporate Directors in Montreal's Les Affaires newspaper.

Charles-André Tessier (Note 4) Committee attendance: 4/4	✓	✓

Mr. Tessier has actively practiced business law from 1980 until 2020, and remains business advisor and corporate director. Mr. Tessier has worked mainly in the IT, telecom and manufacturing sectors. As an officer at DMR Group Inc. (now Fujitsu Consulting), BioChem Pharma, R3D Consulting Inc. and 20-20 Technologies Inc. and a former partner at BCF Business Lawyers, he supports and provides counselling to senior management as well as he plays a significant role in the elaboration and implementation of these companies' and clients' business and strategic plans. Mr. Tessier has served on the board of directors of a number of private and public companies and non-profit organizations. Mr. Tessier is a former president of the Quebec Association of Secretaries and General Counsels and has sat on the Executive Committee of the Association of Canadian General Counsel. Mr. Tessier holds a civil law degree and a bachelor degree in administration from the University of Ottawa. He was a member of the Barreau du Québec and he has received the ICP.D title from the Institute of Corporate Directors in 2015.

Liang Qiu (Note 5) Committee attendance: 2/4		✓

Following a successful entrepreneurial career in Montreal as Founder and CEO of Ollwin International Limited, an e-commerce and IT solution service provider, Mr. Qiu moved to Wuxi, China in 2008 where he co-founded LongKey Software Technology ("LongKey"). Working in partnership with some of China's largest telecoms and financial institutions, LongKey provides affordable cloud-based Software as a Service (SaaS) business management applications to small and medium size businesses. Mr. Qiu served as LongKey's CTO from the date the company was created until he accepted the position of CEO of the Peak Group in China in 2016. In his role as CEO of Peak Group China, Mr. Qiu is responsible for the overall execution of the company's strategic plan in China, both from a technological development and business development standpoint. He also serves as the main liaison between Peak and all of Peak's Chinese subsidiaries. Mr. Qiu holds a Master's degree in Computer Science from McGill University.

Note 1: Member of the audit committee as of February 11, 2021

Note 2: Member of the audit committee as of June 23, 2017. Chair of the audit committee from June 23, 2017 until February 10, 2021.

Note 3: Chair of the audit committee since February 11, 2021 and member since August 7, 2020.

Note 4: Member of the audit committee until February 11, 2021

Note 5: Member of the audit committee until February 11, 2021

Under NI 52-110, a director of an audit committee is "independent" if he or she has no direct or indirect material relationship with the issuer, that is, a relationship which could, in the view of the Board of directors, reasonably be expected to interfere with the exercise of the member's independent judgment. The Board of directors has determined that all members of the Audit Committee are independent members. The Board of directors has determined that each of the three members of the Audit Committee are "financially literate" within the meaning of NI 52-110, that is, each member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

Reliance on Certain Exemptions

The Corporation has not relied on the De Minimis Non-Audit Services exemption.

Pre-approval Policies and Procedures for Audit Services

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Fees

The total fees charged for audit and non-audit services provided by the Corporation's external auditors during the two most recently completed financial years are as follows:

	Audit fees	Audit-related fees	Tax fees	All other fees
2020	$216,940	$0	$0	$0
2019	$145,000	$0	$0	$0

"Audit fees" consist of fees for professional services for the audit of the Corporation's annual financial statements, and related matters.

"Audit-related fees" consist of fees for professional services that are reasonably related to the performance of the audit of the Corporation's financial statements and which are not reported under "Audit Fees" above and assistance with interim financial statements.

"Tax fees" consist of fees for professional services for tax compliance, tax advice and tax planning.

"All Other Fees" consists of fees for professional services other than the items stated above provided by the external auditor.

Reliance on Exemption

The Corporation is relying on the exemption set out in section 6.1 of National Instrument 52-110 Audit Committees (NI 52-110) with respect to certain reporting obligations.

CORPORATE GOVERNANCE

Corporate governance relates to the activities of the board of directors, the members of which are elected by and are accountable to the Shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Corporation. The Board and senior management consider good corporate governance to be central to the effective and efficient operation of the Corporation.

National Policy 58-201 Corporate Governance Guidelines ("NP 58-201") establishes non-prescriptive corporate governance guidelines, which apply to all public companies. The Corporation has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Corporation's practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Corporation at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101") also requires the Corporation to disclose annually in its Information Circular certain information concerning its corporate governance practices. As a "venture issuer" the Corporation is required to make such disclosure with reference to the requirements of Form 58-101F2, which disclosure is set forth below.

Board of Directors

Structure and Composition

The Board, at present, is composed of six directors, four of whom, Dana Ades-Landy, Mark Dumas, Michael Pesner and Charles-André Tessier, are considered independent. Johnson Joseph, who serves as President and CEO, and Liang Qiu, CEO of Peak Group China are members of management and therefore not independent.

Directors	Independent	Non-independent	Reasons (if non- independent)	Audit Committee
Dana Ades-Landy	✓			✓
Mark Dumas	✓			✓
Johnson Joseph		✓	Chief Executive Officer
Michael Pesner	✓			✓
Liang Qiu		✓	CEO of Peak Group China
Charles-André Tessier	✓
Total Directors	4	2		3

Note: Mr. Laval Bolduc resigned from the Board on February 29, 2020

In determining whether a director is independent, the Board considers, for example, whether the director has a relationship, which could, or could be perceived to, interfere with the director's ability to objectively assess the performance of management. Save and except for a specific annual amount in cash and stock options received in their capacities as directors of the Corporation from time to time, the independent directors do not receive any remuneration, directly or indirectly, by way of director, consulting or advisory fees or other compensation from the Corporation. See "EXECUTIVE COMPENSATION - Compensation of Directors". Non-independent directors do not receive any compensation for their role as Director.

Following the Meeting, the Board should continue to have a majority of "independent" directors in accordance with the objective of the Corporation. The Board facilitates its exercise of independent supervision over management through frequent meetings of the Board in which the independent directors exercise their responsibilities for independent oversight of management. The independent directors also have the ability to meet independently of management whenever deemed necessary and each member of the Board understands that he or she is entitled to seek the advice of an independent expert if he reasonably considers it warranted under the circumstances. For the year 2020, the Board did not hold meetings of independent members only, however any executive management issues were addressed during "in camera sessions" of the Board, during which the CEO & CFO, who are both directors, were excluded.

The mandate of the Board has been recently reviewed, updated, and formalized. The new Mandate of the Board of Directors better sets forth in details the objectives of the Board which are to manage or supervise the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation. In doing so, the Board oversees the management of the Corporation's affairs directly and through its committee (see "Committee of the Board of directors" below). In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Corporation's overall business strategies and its annual business plan, reviewing and approving the annual corporate budget and forecast, reviewing and approving significant capital investments outside the approved budget; reviewing major strategic initiatives to ensure that the Corporation's proposed actions in accordance with shareholder objectives; reviewing succession planning; assessing management's performance against approved business plans and industry standards; reviewing and approving the reports and other disclosure issued to shareholders; ensuring the effective operation of the Board; and safeguarding shareholders' equity interests through the optimum utilization of the Corporation's capital resources. The Board also takes responsibility for identifying the principal risks of the Corporation's business and for ensuring these risks are effectively monitored and mitigated to the extent reasonably practicable. Following the latest governance actions taken, the Board added two new sophisticated and experienced directors (namely Michael Pesner and Dana Ades-Landy), and has several new governance documents or tools governing its roles and objectives, namely, (i) the Mandate of the Board of Directors (previously referred to); (ii) the written charter of the individual committees of the Board (namely, the Audit and Risk Management Committee, the Human Capital and Compensation Committee and the Corporate Governance and Nomination Committee); and (iii) new corporate policies such as a Code of Ethics, an Insider Trading Policy, and Whistle-Blower Policy (to come shortly) .

The Board delegates to management, through the Chief Executive Officer and the Chief Financial Officer, responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Corporation's business in the ordinary course, managing the Corporation's cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Board also looks to management to furnish recommendations respecting corporate objectives, long-term strategic plans and annual operating plans.

Directorships

At the date of this circular, Michael Pesner is director of the following corporations: Dominion Water Reserves Corp., Le Chateau Inc., Smart Employee Benefits Inc. and Wallbridge Mining Company Limited. Dana Ades-Landy was director of the following corporations : Alithya Group Inc..

Orientation and Continuing Education

Although there is no formal orientation for new members of the Board, new directors receive an orientation package which includes reports on operations and public disclosure filings by the Corporation. New directors are also encouraged, when possible, to visit operations and are briefed on strategic plans, short, medium and long term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing corporate policies, including the Corporation's Insider Trading Policy (available at www.sedar.com). New directors also have the opportunity to become familiar with the Corporation by meeting with other directors and the Corporation's executive officers and attending presentations by the Corporation's management to give the directors additional insight into the Corporation's business. Orientation activities are tailored to the particular needs and experience of each director and the overall needs of the Board.

The skills and knowledge of the Board of directors as a whole is such that no formal continuing education process is currently deemed required. The Board is comprised of individuals with varying backgrounds, who have, both collectively and individually, extensive experience in the information technology sector and in the development and management of public companies. Board members are encouraged to communicate with management, auditors and technical consultants to keep themselves current with industry trends and developments and changes in legislation, with management's assistance. Board members have full access to the Corporation's records.

Ethical Business Conduct

The Board expects management to operate the business of the Corporation in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Corporation's business plan and to meet performance goals and objectives. The Board monitors the ethical conduct of the Corporation and management to ensure compliance with applicable legal and regulatory requirements, such as those of relevant securities regulatory authorities and stock exchanges. The fiduciary duties placed on individual directors by the Corporation's governing corporate legislation as well as the restrictions placed by applicable securities legislation on the individual director's participation in decisions of the Board in which the director has an interest, also serve to ensure that the Board operates independently of management and in the best interests of the Corporation and its shareholders.

Nomination of Directors

In Q1 of 2021, the Board implemented a new Governance and Nomination Committee Charter. Until then, given its then size and stage of development, the selection and nomination of directors were performed by the Board as a whole.

Nominees are generally the result of recruitment efforts by Board members, including both formal and informal discussions among Board members and the President, and proposed directors' credentials are reviewed in advance of a Board meeting with one or more members of the Board prior to the proposed director's nomination. In keeping with the Corporation's objectives, the Board has determined that a proposed director must possess the skills to enhance the overall performance of the Board. The board has established the following matrix to evaluate its own strengths and weaknesses and to use a guideline when proposing new candidates. In determining the number of directors to recommend to the shareholders for election at the Meeting, the Board considered, among other things, the Corporation's development plans and the number of directors that will be required to carry out the Board's duties effectively.

Directors			Areas of Experience
	Information Technology (a)	Financial (b)	Executive management (c)	International Dealings (d)	Corporate Governance (e)	Marketing /Business development (f)
Dana Ades-Landy	X	X	X	X	X	X
Mark Dumas	X	X	X		X	X
Johnson Joseph	X	X	X	X		X
Michael Pesner		X	X	X	X
Liang Qiu	X	X	X	X		X
Charles-André Tessier	X	X	X	X	X
	5	6	6	5	4	4

(a) Information Technology refers to experience as an executive officer in a major technology company.

(b) Financial Expertise is based on the Meaning of "financial Literacy" in NI 52-110 Respecting Audit Committees.

(c) Executive Management refers to broad business experience through senior level position.

(d) International Dealings refers to experience in material negotiations with parties, private companies and government entities in an international context.

(e) Corporate Governance refers to experience and an understanding of the Board's role in law / compliance / oversight of risk management.

(f) Marketing & Business development refers to senior executive experience in a major retail customer product, services or Distribution Company.

Compensation

In Q1 of 2021, the Board implemented a new Human Capital and Compensation Committee Charter. Until then, given its then size and stage of development, (i) determining the compensation to be paid to executives officers and directors; and (ii), ensuring that such arrangements reflect the responsibilities and risks associated with each position were responsibilities performed by the Board as a whole.

Any compensation to be paid to executive officers who are also directors must be approved by the disinterested directors thereby providing the non-executive directors with significant input into compensation decisions. See "EXECUTIVE COMPENSATION" above for details of the compensation paid to the Corporation's Named Executive Officers.

When determining the compensation of its executive officers the Board considers: (i) recruiting and retaining executives critical to the success of the Corporation and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and the Corporation's shareholders; and (iv) rewarding performance, both on an individual basis and with respect to operations in general. The newly implemented Human Capital and Compensation Committee Charter provides guidelines and processes to be followed by this Committee in establishing compensation packages.

Committees of the Board of Directors

At the present time, the Board has appointed the following committees which are governed by written charters and are composed exclusively of independent directors:

- the Audit and Risk Management Committee which includes Michael Pesner (as Chair), Mark Dumas, and Dana Ades-Landy and assists the Board in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Corporation to regulatory authorities and shareholders, the Corporation's systems of internal controls regarding finance and accounting and the Corporation's auditing, accounting and financial reporting processes. For further information regarding the mandate of the Corporation's audit committee, its specific authority, duties and responsibilities, as well as the Audit and Risks Management Committee Charter, see "AUDIT COMMITTEE" preceding.

- the Corporate Governance and Nominating Committee is composed of Dana Ades-Landy (as Chair), Michael Pesner and Charles-André Tessier. This committee assists the Board in: (i) overseeing and assessing the composition and functioning of the Board and its committees; (ii) development, implementation and assessment of effective corporate governance principles; (iii) identification and recommendation for election of qualified director candidates; and (iv) review of the corporate governance disclosure.

- the Human Capital and Compensation Committee is composed of Mark Dumas (as Chair), Michael Pesner and Dana Ades-Landy. This committee assists the Board in: (i) review of the compensation of the executives and directors; (ii) overseeing the administration of the compensation plans of the Corporation; and (iii) review of the executive and director compensation regulatory disclosure.

Assessment

The Board does not, at present, have a formal process in place for assessing the effectiveness of the Board as a whole, its committees or individual directors, but has mandated its Corporate Governance and Nominating Committee to do so diligently

ADDITIONAL INFORMATION

Additional information relating to the Corporation including the Annual Financial Statements and the Management Discussion and Analysis are available at www.sedar.com. or will be sent, free of charge, to any security holder of the corporation upon request. Shareholders may contact the Corporation at the following address:

Peak Fintech Group Inc.
550, Sherbrooke W

West tower, Suite 265
Montreal, QC, H3A 1B9

RECEIPT OF MOTIONS FROM SHAREHOLDERS FOR THE NEXT ANNUAL MEETING

Shareholders with voting rights at the Corporation's next annual meeting who wish to submit a motion regarding any issue to be debated during that meeting must submit their motions to the Corporation's secretary no later than February 26, 2022.

BOARD APPROVAL

The contents of this Information Circular have been approved, and this mailing has been authorized by the Corporation's Board of directors.

Where information contained in this Information Circular rests specifically within the knowledge of a person other than the Corporation, the Corporation has relied upon the information furnished by such person.

PEAK FINTECH GROUP INC.

/s/ Johnson Joseph

Johnson Joseph, CEO

Date: May 27, 2021

AUDIT AND RISK MANAGEMENT COMMITTEE CHARTER

2021-03-15

1 PURPOSE

1.1 The Audit and Risk Management Committee (the "Committee") is a standing committee appointed by the board of directors (the "Board") of Peak Group Inc. (the "Corporation"). The Committee is established to fulfil applicable public Corporation obligations relating to audit committees and to assist the Board in fulfilling its oversight responsibilities with respect to financial reporting including responsibility to:

(a) oversee the integrity of the Corporation's financial statements and financial reporting process, including the audit process and the Corporation's internal accounting controls and procedures and compliance with related legal and regulatory requirements;

(b) oversee the qualifications and independence of the external auditors;

(c) oversee the work of the Corporation's financial management, internal auditors and external auditors in these areas; and

(d) provide an open avenue of communication between the external auditors, the internal auditors, the Board and management, as applicable.

1.2 In addition, the Committee shall prepare, if required, an audit committee report for inclusion in the Corporation's annual management information circular, in accordance with applicable rules and regulations. The Committee is also responsible for assisting the Board in fulfilling its responsibilities relating to pension matters.

1.3 The function of the Committee is oversight. It is not the duty or responsibility of the Committee or its members: (i) to plan or conduct audits, (ii) to determine that the Corporation's financial statements are complete and accurate and are in accordance with generally accepted accounting principles, or (iii) to conduct other types of auditing or accounting reviews or similar procedures or investigations. The Committee, its Chair and its audit committee financial expert members are members of the Board of the Corporation, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Corporation, and are specifically not accountable or responsible for the day-to-day operation or performance of such activities.

1.4 Management is responsible for the preparation, presentation and integrity of the Corporation's financial statements. Management is also responsible for maintaining appropriate accounting and financial reporting principles and policies and systems of risk assessment and internal controls and procedures designed to provide reasonable assurance that assets are safeguarded and transactions are properly authorized, recorded and reported and to assure the effectiveness and efficiency of operations, the reliability of financial reporting and compliance with accounting standards and applicable laws and regulations. Management is also responsible for monitoring and reporting on the adequacy and effectiveness of the system of internal controls. The external auditors are responsible for planning and carrying out an audit of the Corporation's annual financial statement in accordance with generally accepted auditing standards to provide reasonable assurance that, among other things, such financial statements are in accordance with generally accepted accounting principles.

2 PROCEDURES AND POWERS

General

The Committee shall have the following procedures and powers:

2.1 Composition - The Committee shall be composed of a minimum of three members. None of the members of the Committee shall be an officer or employee of the Corporation or any of its subsidiaries and each member of the Committee shall be an independent director within the meaning of applicable Canadian and United States securities laws and the TSX and NASDAQ (or any other exchanges the Corporation may be listed for trade) corporate governance standards.

All members of the Committee must be able to read and understand fundamental financial statements, including the Corporation's balance sheet, income statement, and cash flow statement and be "financially literate" (as that term is defined from time to time under the requirements or guidelines for audit committee service under applicable Canadian and United States securities laws and the rules of the Toronto Stock Exchange). At least one member of the Committee must also be an audit committee financial expert (as that term is defined from time to time under the requirements or guidelines for audit committee service under applicable Canadian and United States securities laws and the rules of the Toronto Stock Exchange and the NASDAQ).

2.2 Appointment and Replacement of Committee Members - Any member of the Committee may be removed or replaced at any time by the Board and shall automatically cease to be a member of the Committee upon ceasing to be a director. The Board may fill vacancies on the Committee by appointing another director to the Committee. The Board shall fill any vacancy if the membership of the Committee is less than three directors. Whenever there is a vacancy on the Committee, the remaining members may exercise all its power as long as a quorum remains in office. Subject to the foregoing, the members of the Committee shall be appointed by the Board annually and each member of a Committee shall remain on the Committee until the next annual meeting of shareholders after his or her appointment or until his or her successor shall be duly appointed and qualified.

2.3 Committee Chair - The Board shall designate the Chair by majority vote. If the Chair is absent from a meeting, the members shall select a Chair from those in attendance to act as Chair of the meeting. The Chair of the Committee shall be responsible for leadership of the Committee assignments and reporting to the Board.

2.4 Conflicts of Interest - If a Committee member faces a potential or actual conflict of interest relating to a matter before the Committee, other than matters relating to the compensation of directors, that member shall be responsible for alerting the Committee Chair. If the Committee Chair faces a potential or actual conflict of interest, the Committee Chair shall advise the Chair of the Board. If the Committee Chair, or the Chair of the Board, as the case may be, concurs that a potential or actual conflict of interest exists, the member faced with such conflict shall disclose to the Committee his or her interest and shall not participate in consideration of the matter and shall not vote on the matter.

2.5 Compensation of Committee Members - The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine.

2.6 Meetings - The Committee shall meet regularly at times necessary to perform the duties described herein in a timely manner, but not less than four times a year and any time the Corporation proposes to issue a press release with its quarterly or annual earnings information. The Committee shall also meet without management present at every meeting. Meetings may be held at any time deemed appropriate by the Committee.

(a) Calling of Meetings - The Committee shall meet as often as it deems appropriate to discharge its responsibilities. Notice of the time and place of every meeting shall be given in writing, by any means of transmitted or recorded communication, including facsimile, email or other electronic means that produces a written copy, to each member of the Committee at least 48 hours prior to the time fixed for such meeting, with a copy to the Chair of the Board, the Chief Executive Officer and the Corporate Secretary of the Corporation. However, a member may in any manner waive a notice of a meeting. Attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. Whenever practicable, the agenda for the meeting and the meeting materials shall be provided to members before each Committee meeting in sufficient time to provide adequate opportunity for their review.

(b) Quorum - A majority of the members constitute a quorum for the transaction of the Committee business.

(c) Secretary of Meeting - The Chair of the Committee shall designate a person who need not be a member of the Committee to act as secretary or, if the Chair of the Committee fails to designate such a person, the Corporate Secretary of the Corporation shall be secretary of the Committee. The agenda of the Committee meeting will be prepared by the secretary of the Committee and, whenever reasonably practicable, circulated to each member prior to each meeting.

(d) Minutes - Minutes of the proceedings of the Committee shall be kept in a minute book provided for that purpose. The minutes of the Committee meetings shall accurately record the discussions of and decisions made by the Committee, including all recommendations to be made by the Committee to the Board and shall be distributed to all Committee members.

2.7 Separate Executive and In-Camera Meetings - The Committee shall meet periodically with the Chief Financial Officer, the head of the internal audit function (if other than the Chief Financial Officer) and the external auditors in separate executive sessions to discuss any matters that the Committee or each of these groups believes should be discussed privately and such persons shall have access to the Committee to bring forward matters requiring its attention. The Committee shall also meet periodically without management present.

2.8 Professional Assistance - The Committee may require the external auditors and internal auditors to perform such supplemental reviews or audits as the Committee may deem desirable. In addition, the Committee may retain such special legal, accounting, financial or other consultants as the Committee may determine to be necessary to carry out the Committee's duties at the Corporation's expense.

2.9 Reliance - Absent actual knowledge to the contrary (which shall be promptly reported to the Board), each member of the Committee shall be entitled to rely on: (i) the integrity of those persons or organizations within and outside the Corporation from which it receives information; (ii) the accuracy of the financial and other information provided to the Committee by such persons or organizations; and (iii) representations made by management and the external auditors as to any information technology, audit and other non-audit services provided by the external auditors to the Corporation and its subsidiaries.

2.10 Reporting to the Board - The Committee will report through the Committee Chair to the Board following meetings of the Committee on matters considered by the Committee, its activities and compliance with this Charter.

2.11 Outsiders May Attend Meetings - The Committee may invite members of management or others to attend meetings or to provide information, as necessary. The Corporation's external auditors will have direct access to the Committee at their own initiative.

Powers

2.12 The Committee shall have the following powers:

(a) Access - The Committee is entitled to full access to all books, records, facilities, and personnel of the Corporation and its subsidiaries. The Committee may require such officers, directors and employees of the Corporation and its subsidiaries and others as it may see fit from time to time to provide any information about the Corporation and its subsidiaries it may deem appropriate and to attend and assist at meetings of the Committee.

(b) Delegation - The Committee may delegate from time to time to any person or committee of persons any of the Committee's responsibilities that lawfully may be delegated.

(c) Adoption of Policies and Procedures - The Committee may adopt policies and procedures for carrying out its responsibilities.

3 AUDIT RESPONSIBILITIES OF THE COMMITTEE

Selection and Oversight of the External Auditors

3.1 The external auditors are ultimately accountable to the Committee and the Board as the representatives of the shareholders of the Corporation and shall report directly to the Committee who shall so instruct the external auditors. The Committee shall annually evaluate the performance of the external auditors and propose the appointment of the external auditors of the Corporation in the Corporation's management information circular for shareholder approval. If the Committee deems it in the best interest of the Corporation to proceed with a change in external auditors, the Committee shall report to the Board the reasons for the change and any other significant issues related to the change, including the response of the incumbent external auditors, and enquire on the qualifications of the proposed external auditors before approving or rejecting the proposed change in external auditors.

3.2 The Committee shall approve in advance the terms of engagement and the compensation to be paid by the Corporation to the external auditors with respect to the conduct of the annual audit. The Committee may approve policies and procedures for the pre-approval of services to be rendered by the external auditors, which policies and procedures shall include reasonable detail with respect to the services covered. All non-audit services to be provided to the Corporation or any of its affiliates by the external auditors or any of their affiliates which are subject to pre-approval by the Committee shall be approved by the Committee or the Chair of the Committee.

3.3 The Committee shall annually review the independence of the external auditors and shall make recommendations to the Board on appropriate actions to be taken which the Committee deems necessary to protect and enhance the independence of the external auditors. In connection with such review, the Committee shall:

(a) actively engage in a dialogue with the external auditors about all relationships or services that may impact the objectivity and independence of the external auditors;

(b) require that the external auditors submit to it on a periodic basis, and at least annually, a formal written statement delineating all relationships between the Corporation and its subsidiaries, on the one hand, and the external auditors and their affiliates on the other hand;

(c) ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by applicable law;

(d) consider whether there should be a regular rotation of the external audit firm itself; and

(e) consider the external auditor independence standards promulgated by applicable auditing regulatory and professional bodies.

3.4 The external auditor and its affiliates, with the prior approval the Committee in writing, may provide certain non-audit services to the Corporation and its affiliates.

3.5 The Committee shall establish and monitor clear policies for the hiring by the Corporation of employees or former employees of the external auditors.

3.6 The Committee shall require the external auditors to provide to the Committee, and the Committee shall review and discuss with the external auditors, all reports which the external auditors are required to provide to the Committee or the Board under rules, policies or practices of professional or regulatory bodies applicable to the external auditors, and any other reports which the Committee may require.

3.7 The Committee shall review the performance of the external auditors, including assessing their effectiveness and quality of service, annually and, every 5 years, perform a comprehensive review of the performance of the external auditors over multiple years to provide further insight on the audit firm, its independence and application of professional skepticism.

3.8 The Committee is responsible for resolving disagreements between management and the external auditors regarding financial reporting.

Appointment and Oversight of Internal Auditors (applicable only if such function is not performed by the Chief Financial Officer)

3.9 The appointment, terms of engagement, compensation, replacement or dismissal of internal auditors shall be subject to prior review and approval by the Committee. When the internal audit function is performed by employees of the Corporation, the Committee may delegate responsibility for approving the employment, term of employment, compensation and termination of employees engaged in such function other than the head of the Corporation's internal audit function.

3.10 The Committee shall obtain from the internal auditors and shall review summaries of the significant reports to management prepared by the internal auditors, or the actual reports if requested by the Committee, and management's responses to such reports, as applicable.

3.11 The Committee shall, as it deems necessary and applicable, communicate with the internal auditors with respect to their reports and recommendations, the extent to which prior recommendations have been implemented and any other matters that the internal auditor brings to the attention of the Committee. The head of the internal audit function shall have unrestricted access to the Committee.

3.12 The Committee shall, annually or more frequently as it deems necessary and applicable, evaluate the internal auditors including their activities, organizational structure and qualifications and effectiveness.

Oversight and Monitoring of Audits

3.13 The Committee shall review with the external auditors, the internal auditors and management, as applicable, the audit function generally, the objectives, staffing, locations, co-ordination, reliance upon management and internal audit and general audit approach and scope of proposed audits of the financial statements of the Corporation and its subsidiaries, the overall audit plans, the responsibilities of management, the internal auditors and the external auditors, the audit procedures to be used and the timing and estimated budgets of the audits.

3.14 The Committee shall meet periodically or as it deems necessary and applicable, with the internal auditors to discuss the progress of their activities and any significant findings stemming from internal audits and any difficulties or disputes that arise with management and the adequacy of management's responses in correcting audit-related deficiencies.

3.15 The Committee shall discuss with the external auditors any difficulties or disputes that arose with management or the internal auditors during the course of the audit and the adequacy of management's responses in correcting audit-related deficiencies.

3.16 The Committee shall review with management the results of internal and external audits.

3.17 The Committee shall take such other reasonable steps as it may deem necessary to satisfy itself that the audit was conducted in a manner consistent with all applicable legal requirements and auditing standards of applicable professional or regulatory bodies.

Oversight and Review of Accounting Principles and Practices

3.18 The Committee shall, as it deems necessary, oversee, review and discuss with management, the external auditors and the internal auditors:

(a) the quality, appropriateness and acceptability of the Corporation's accounting principles and practices used in its financial reporting, changes in the Corporation's accounting principles or practices and the application of particular accounting principles and disclosure practices by management to new transactions or events;

(b) all significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including the effects of alternative methods within generally accepted accounting principles on the financial statements and any "second opinions" sought by management from an external auditor with respect to the accounting treatment of a particular item;

(c) any material change to the Corporation's auditing and accounting principles and practices as recommended by management, the external auditors or the internal auditors or which may result from proposed changes to applicable generally accepted accounting principles;

(d) the effect of regulatory and accounting initiatives on the Corporation's financial statements and other financial disclosures;

(e) any reserves, accruals, provisions, estimates or management programs and policies, including factors that affect asset and liability carrying values and the timing of revenue and expense recognition, that may have a material effect upon the financial statements of the Corporation;

(f) the use of special purpose entities and the business purpose and economic effect of off-balance sheet transactions, arrangements, obligations, guarantees and other relationships of the Corporation and their impact on the reported financial results of the Corporation;

(g) any legal matter, claim or contingency that could have a significant impact on the financial statements, the Corporation's compliance policies and any material reports, inquiries or other correspondence received from regulators or governmental agencies and the manner in which any such legal matter, claim or contingency has been disclosed in the Corporation's financial statements;

(h) the treatment for financial reporting purposes of any significant transactions which are not a normal part of the Corporation's operations;

(i) the use of any "pro forma" or "adjusted" information not in accordance with generally accepted accounting principles; and

(j) management's determination of goodwill impairment, if any, as required by applicable accounting standards.

3.19 The Committee will review and resolve disagreements between management and the external auditors regarding financial reporting or the application of any accounting principles or practices.

Oversight and Monitoring of Internal Controls

3.20 The Committee shall, as it deems necessary, exercise oversight of, review and discuss with management, the external auditors and the internal auditors:

(a) the adequacy and effectiveness of the Corporation's internal accounting and financial controls and the recommendations of management, the external auditors and the internal auditors for the improvement of accounting practices and internal controls;

(b) any significant deficiency and material weakness in the design or operation of internal control over financial reporting, including with respect to computerized information system controls and security; and

(c) management's compliance with the Corporation's processes, procedures and internal controls.

Oversight and Monitoring of Reported Unethical Conduct

3.21 In accordance with the Corporation's Whistleblower Policy (currently part of the Code of Ethics of the Corporation), the Committee shall establish and monitor procedures for the receipt and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or audit matters and the anonymous submission by employees of concerns regarding questionable accounting or auditing matters and review periodically or as it deems necessary and applicable, with management and the internal auditors these procedures and any significant complaints received.

Oversight and Monitoring of the Corporation's Financial Disclosures

3.22 The Committee shall:

(a) review with the external auditors and management and recommend to the Board for approval the annual audited financial statements and notes relating thereto and the Management Discussion and Analysis accompanying such financial statements, the Corporation's annual report and any financial information of the Corporation contained in any prospectus or information circular of the Corporation; and

(b) review with the external auditors and management each set of interim unaudited financial statements and notes related thereto and Management Discussion and Analysis accompanying such financial statements and any other disclosure documents or regulatory filings of the Corporation containing or accompanying such financial information of the Corporation.

Such reviews shall be conducted prior to the release of any summary of the financial results or the filing of such reports with applicable regulators.

3.23 Prior to their distribution, the Committee shall discuss earnings press releases, as well as financial information and earnings guidance provided to analysts and any ratings agencies, it being understood that such discussions may, in the discretion of the Committee, be done generally (i.e., by discussing the types of information to be disclosed and the type of presentation to be made) and that the Committee need not discuss in advance each earnings release or each instance in which the Corporation gives earning guidance.

3.24 The Committee shall review the disclosure with respect to its pre-approval of audit and non-audit services provided by the external auditors.

Oversight of Finance Matters

3.25 Appointments of the key financial executives involved in the financial reporting process of the Corporation, including the Chief Financial Officer and any business unit's controller or most senior individual, shall require the prior review of the Committee.

3.26 The Committee shall receive and review:

(a) periodic reports on compliance with requirements regarding statutory deductions and remittances;

(b) material policies and practices of the Corporation respecting cash management and material financing strategies or policies or proposed financing arrangements and objectives of the Corporation; and

(c) material tax policies and tax planning initiatives, tax payments and reporting and any pending tax audits or assessments.

3.27 The Committee shall meet periodically with management to review and discuss the Corporation's major financial risk exposures and the policy steps management has taken to monitor and control such exposures, including the use of financial derivatives and hedging activities.

3.28 The Committee shall receive and review the financial statements and other financial information of material subsidiaries of the Corporation and any auditor recommendations concerning such subsidiaries.

3.29 The Committee shall meet with management to review the process and systems in place for ensuring the reliability of public disclosure documents that contain audited and unaudited financial information and their effectiveness.

Risk Oversight and Compliance

3.30 The Committee shall assess risk tolerance of the Corporation, management's program of risk assessment and steps taken to address significant risks or exposures, including insurance coverage, and obtain the external auditors' opinion of management's assessment of significant financial risks facing the Corporation and how effectively such risks are being managed or controlled.

3.31 The Committee shall:

(a) Review and monitor: (i) management's practices and policies with respect to the Corporation's major security risks, including physical, information, and cybersecurity risks, and control thereof, in accordance with applicable legal and regulatory requirements; (ii) security trends that may impact the Corporation's operations and business and evolving environment; (iii) contingency plans in the event of a security threat or breach; and (iv) initiatives in terms of development and implementation of appropriate communications and trainings; and

(b) report to the Board on the Corporation's compliance with such practices and policies and progress in remedying any significant deficiencies related thereto and, where appropriate, make recommendations.

3.32 Obtain regular updates from management and others, including internal and external auditors and legal counsel, concerning the Corporation's compliance with financial related laws and regulations such as tax and financial reporting laws and regulations and legal withholding requirements.

3.33 Review the findings of any examination by regulatory agencies.

Committee Reporting

3.34 If required by applicable laws or regulations or stock exchange requirements, the Committee shall prepare, review and approve a report to shareholders and others (the "Report"). In the Report, the Committee shall state whether it has:

(a) reviewed and discussed the audited or unaudited financial statements with management, the external auditors and the internal auditors, where applicable;

(b) received from the external auditors all reports and disclosures required under legal, listing and regulatory requirements and this Charter and have discussed such reports with the external auditors, including reports with respect to the independence of the external auditors; and

(c) based on the reviews and discussions referred to in clauses (a) and (b) above, recommended to the Board that the audited financial statements be included in the Corporation's annual report.

Additional Responsibilities

3.35 The Committee shall review and make recommendations to the Board concerning the financial structure, condition and strategy of the Corporation and its subsidiaries, including with respect to annual budgets, long-term financial plans, corporate borrowings, investments, capital expenditures, long-term commitments, and the issuance and/or repurchase of stock.

3.36 The Committee shall review and/or approve any other matter specifically delegated to the Committee by the Board and undertake on behalf of the Board such other activities as may be necessary or desirable to assist the Board in fulfilling its oversight responsibilities with respect to financial reporting.

4 THE CHARTER

The Committee shall review and reassess the adequacy of this Charter at least annually and otherwise as it deems appropriate and recommend changes to the Board. The performance of the Committee shall be evaluated with reference to this Charter annually.

The Committee shall ensure that this Charter is disclosed on the Corporation's website and that this Charter or a summary of it which has been approved by the Committee is disclosed in accordance with all applicable securities laws or regulatory requirements in the management information circular or annual report of the Corporation.

DATED March , 2021

AGREED TO BY:

The Board of Directors	The Audit and Risks Management Committee

Charles-A. Tessier, Chairman	Michael Pesner, Chairman